NUANCE RESOURCES, CORP.

August 14, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Tracie Towner
Division of Corporate Finance
Mail Stop 3561
100 F. Street NE
Washington, D.C. 20549-7010

Re:	Nuance Resources, Corp. Amendment No. 5 Registration Statement on Form SB-2 File No. 333-141343

Dear Ms.Towner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuance Resources, Corp. (the “Company”) hereby requests acceleration of the effective date of its Amendment No. 5 Registration Statement on Form SB-2 to 12:00 p.m. Eastern Standard Time on August 16, 2007, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Nuance Resources, Corp.

By:          /s/ James D. Bunney
James D. Bunney
President, Secretary, Chief Executive Officer, Chief Financial Officer,
Principal Executive Officer, Principal Accounting Officer, and Director

601-8623 Granville St.
Vancouver, B.C., Canada, V6P 582- Phone: 778-235-6658